Avon Products Approves Shareholder Rights Plan

March 5, 1998 3:00 PM EST

NEW YORK, March 5/PRNewswire/ -- Avon Products, Inc. (NYSE: AVP) today announced that its Board of Directors has approved a Shareholder Rights Plan replacing a substantially similar plan adopted in 1988 which expires March 30, 1998. The new Rights approved today will expire on March 30, 2008.

The rights will be exercisable if a person or group acquires 20% or more of Avon's outstanding Common Stock or announces a tender offer which would, if consummated, result in ownership of 20% or more of such stock. If either event occurs, each Right would entitle the holder (other than such person or member of such group) to purchase, at the applicable exercise price, a number of shares of Avon Common Stock having a market value that would be twice such exercise price.

Also, if Avon were to be acquired in a merger or other business combination initiated by a person or group that had acquired 20% or more of Avon's outstanding stock, each Right will entitle its holder to purchase, at the applicable exercise price, a number of common shares in the acquiring company having a market value that would be twice such exercise price.

The Rights will be distributed March 30, 1998 to all shareholders of record on that date; such shareholders will also be sent a detailed summary of the Plan. Thereafter, Rights automatically attach to and trade with all shares of Avon Common Stock. The Rights distribution is not taxable. The Rights will not trade separately (until and unless they become exercisable) and Avon's Board of Directors may redeem the Rights (effectively canceling them) at any time.

Avon is the world's leading direct seller of beauty and related products, with $5.1 billion in annual revenues. Avon markets to women in 135 countries through
2.5 million independent sales representatives. Avon product lines include such recognizable brands as Anew, Skin-So-Soft, Avon Color, Far Away, Rare Gold, Nature, Millennia, Jose, Starring and Avon Skin Care. Avon is also one of the world's largest manufacturers of fashion jewelry, and markets an extensive line of apparel, gifts, collectibles and home furnishings. The company employs approximately 35,000 people worldwide. More information on Avon and its products can be found on the company's website:
http.://www.avon.com.